UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of November 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 November 2023 entitled ‘Total voting rights and issued capital’
99.2Media Release dated 8 November 2023 ‘Rio Tinto and Codelco complete Nuevo Cobre exploration joint venture agreement’
99.3Media Release dated 9 November 2023 ‘Rio Tinto appoints new Chief Operating Officer to Diavik Diamond Mine’
99.4Media Release dated 21 November 2023 entitled ‘Rio Tinto partners with Aymium to trial renewable biocarbon product’
99.5Stock Exchange announcement dated 28 November 2023 entitled ‘2024 Key Dates’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	4 December 2023	Date	4 December 2023